Exhibit 99.6

NORTH AMERICAN NICKEL INC. PO. Box 63623 Capilano PO North Vancouver, B.C. V7P 3P1 Tel: (604) 770-4334 Toll Free: 1-866-816-0118

NORTH AMERICAN NICKEL FILES UPDATED NATIONAL INSTRUMENT 43-101

TECHNICAL REPORT ON THE MANIITSOQ PROPERTY

Vancouver, British Columbia, March 17, 2017 – North American Nickel Inc. (TSX VENTURE: NAN) (OTCBB: WSCRF) (CUSIP: 65704T 108) (the “Company”) announces that it has filed an updated technical report (the “Technical Report”) in accordance with National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”) documenting its recent work on the Company’s 100% owned Maniitsoq property in southwest Greenland.

The report, titled “Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” and dated March 17, 2017, was filed on SEDAR under the Company’s issuer profile at www.sedar.com, and is also available on the Company’s website at www.northamericannickel.com.

Qualified Person

The Report was prepared by Dr. Jean-François Ravenelle, PGeo and Dr. Lars Weiershäuser, PGeo, of SRK Consulting (Canada) Inc., each of whom is independent of North American Nickel and a “qualified person” (for purposes of NI 43-101).

The information in this release was reviewed and prepared under the direction of Patricia Tirschmann, P. Geo, Vice President of Exploration for the Company, who is a “qualified person” (for purposes of NI 43-101).

The Company is not aware of any legal, political, environmental, or other risks that could materially affect the potential development of the project other than those set out in the Company’s most recent annual information form filed on SEDAR under the Company’s issuer profile at www.sedar.com. Please see below under the heading “Cautionary Note Regarding Forward-looking Statements” for further details regarding risks facing the Company.

About the Company

The Company is a mineral exploration company with 100% owned properties in Maniitsoq, Greenland and Sudbury, Ontario.

The Maniitsoq property in Greenland is a Camp scale project comprising 2,985 square kilometres covering numerous high-grade nickel-copper sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt (GNB). The belt is greater than 75 kilometres long and situated along, and near, the southwest coast of Greenland accessible from the existing Seqi deep water port (see the Company’s news release dated January 19, 2015) with an all year round shipping season and abundant hydro-electric potential.

The Company’s Post Creek/Halcyon property in Sudbury is strategically located adjacent to the past producing Podolsky copper-nickel-platinum group metal deposit of KGHM International Ltd. The property lies along an interpreted extension of the Whistle Offset embayment structure. Such geological structures host major Ni-Cu-PGM deposits and producing mines within the Sudbury Camp.

Cautionary Note Regarding Forward-looking Statements

This press release contains certain “forward-looking statements” and “forward-looking information” under applicable securities laws concerning the business, operations and financial performance and condition of the Company. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the risks facing the Company; success of exploration activities; impact of mineralogy, estimation of mineral resources at mineral projects of the Company; the future economics of minerals including nickel and copper; synergies and financial impact facilities; the benefits of the development potential of the properties of the Company and currency exchange rate fluctuations. Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in metal grades, changes in market conditions, variations in recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, and other risks of the mining industry, including but not limited to the failure of plant, equipment or processes to operate as anticipated. The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if the property is developed.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbours created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results. For further information on the project, please see the Technical Report, which is available on SEDAR under the Company’s issuer profile at www.sedar.com, and is also available on the Company’s website at www.northamericannickel.com.

Cautionary Note to U.S. Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ON BEHALF OF THE BOARD OF DIRECTORS

Mark Fedikow

President

North American Nickel Inc.

For more information contact:

North American Nickel Inc.

Jaclyn Ruptash

Corporate Communications

604-770-4334

Toll free: 1-866-816-0118

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.